SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CAMINUS CORPORATION
(Name of Subject Company)

Caminus Corporation
(Name of Person(s) Filing Statement)

Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

133766 10 5
(CUSIP Number of Class of Securities)

William P. Lyons
President and Chief Executive Officer
Caminus Corporation
825 Third Avenue
New York, New York 10022
Tel: (212) 515-3600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
Tel: (310) 277-1010

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INVESTOR CONFERENCE CALL

Caminus Corporation
Moderator: Bill Lyons
January 21, 2003
9:00 a.m. EST

OPERATOR: Good morning, ladies and gentlemen, and welcome to Caminus Corporation’s conference call to discuss this transaction with SunGard Data Systems <Company: SunGard Data Systems Inc.>,which was announced earlier this morning.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the call, please press the star key, followed by the zero key on your touch-tone phone. Please be advised that reproduction of this call in whole or in part is not permitted without prior written authorization of Caminus Corporation. And as a reminder, ladies and gentlemen, this conference is being recorded today, Tuesday, January 21, 2003.

I would now like to introduce your host for today’s conference, Mr. Bill Lyons, President and CEO of Caminus Corporation. Please go ahead, sir.

WILLIAM P. LYONS, PRESIDENT, CEO AND DIRECTOR, CAMINUS CORPORATION: Thank you, and good morning, everyone. We appreciate you joining us today to discuss the announcement of our proposed acquisition by SunGard. Joe Dwyer, our Chief Financial Officer is with me. And after we make some opening remarks, we’ll both be happy to take your questions, but first I’d like to ask Joe to make the usual Safe Harbor statement.

Joe?

JOSEPH P. DWYER, EXECUTIVE VICE-PRESIDENT AND CFO, CAMINUS CORPORATION: Various remarks that we may make about our future expectations, plans and prospects constitute forward looking statements for purposes of the SEC Safe Harbor provision. For this purpose, any statements that are not statements of historical facts may be deemed to be forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors which are discussed in the company’s annual report on form 10K for the year ended December 31, 2001.

Bill?

WILLIAM P. LYONS: As you probably know, earlier this morning we issued a joint press release announcing that we have reached a definitive agreement with SunGard Data Systems, the acquisition of all Caminus common stock for $9 per share. This represents a 270 percent premium over the price of Caminus’ shares for the last 10 days of trading. Based on Caminus’ 17.7 million fully diluted common shares outstanding, the transaction has an aggregate value of approximately $159 – $159 million. We are very excited about this combination from a strategic perspective because this merger will strengthen the combined products, services and support that we will continue to provide our customers in the energy segment.

SunGard is the leader in integrated IT solutions for the financial serviced industry, including service in 47 of the world’s 50 largest financial service institutions. Caminus, on the other hand, is a global leader in integrated software in the emerging energy sector with particular expertise in end-to-end transaction processing in management, risk management and portfolio analytics. SunGard has high-end risk management software which would compliment Caminus integrated solutions.

Under the terms of the agreement, a wholly owned subsidiary of SunGard will commence a cash tender offer to acquire all of the shares of Caminus for $9 per share. Following the successful completion of the tender offer, any remaining shares of stock of Caminus will be acquired in a cash merger at the same price. Both company’s boards of directors have approved the transaction, and Caminus officers and directors have signed voting agreements representing 26 percent of Caminus shares committing to tender those shares into the offer. The transaction is subject to customary conditions, including expiration of the Hart-Scott-Rodino waiting period and SunGard obtaining a majority of Caminus outstanding shares in the tender offer.

Barring unforeseen difficulties, we expect the transaction to close in the first quarter of 2003. Assuming successful completion of the tender offer, Caminus will be an operating unit within SunGard’s trading and risk systems, a SunGard operating group. And that unit will be led by Caminus’ current Chief Operating Officer, John Andrus. Joe Dwyer and I will depart from Caminus upon completion of the transaction. The Caminus product brands will continue. SunGard’s high-end energy solutions, such as Panorama, nicely compliment Caminus’ integrated software solutions.

We believe the financial rational of the transaction from Caminus’ standpoint is clear. However, let me take a minute to walk you through the strategic reasons for the deal which we view as compelling. Since it’s formation in 1998, Caminus has pulled together 12 leading brands in the energy segment through five acquisitions. Caminus had been a leader in providing point solutions across the energy spectrum and is now a leader in the integrated software space as we tie those individual brands together. Caminus has more than 250 customers across the United States and Europe that touch all segments of the energy value chain, including leading power and gas producers, distributors, utilities, municipalities as well as merchant energy companies.

We’ve made great progress in the past few years and we are confident that we would remain on the leaders in the energy space. However, by partnering with SunGard, given its excellent financial position, impressive customer base and interest in commitment to participating in the energy space, Caminus further enhances its prospects. SunGard has a small presence in the energy space, and its Panorama product with compliment Caminus offerings to its customers. In fact, some customers already use products from both companies. This combination will provide significant value to our customers by providing a broader product line and improved service and support.

So for all the constituents that we serve, we feel this is an excellent deal. For shareholders it’s a healthy 270 percent premium over Caminus’ recent share price at a choppy time the IT sector. Adverse disclosures concerning energy companies during 2002 had a very negative effect on our market, and as a result, on our stock price. We believe that SunGard is in a uniquely advantageous position to take advantage of the opportunities represented by this combination, and as a result, to pay the substantial premium being offered to our shareholders. We reason that few, if any, other companies are similarly positioned and we’re concerned about the time that it would take for the market price of our stock to again reflect the value inherent in our company. Consequently, we concluded that accepting the offer made by SunGard was in the best interest of our stockholders.

For customers, it reinforces and strengthens our commitment to provide the best software products to them, and will extend our integrated offerings. It also reassures them that their provider is backed by a strong, well-capitalized and trusted technology company; a very important consideration in every IT dollar spent is so carefully evaluated.

For our employees, the Caminus product brands continue and they will become a key focus for SunGard’s energy efforts.

In summary, this is in many ways a new stage of growth for Caminus. We think this will be an outstanding business for SunGard, and they are the perfect home for it. Now, Joe and I will answer any questions.

Michaela?

OPERATOR: Thank you, gentlemen.

The floor is now open for questions and comments. If you do have a question or a comment, please press the numbers one, followed by four on your touch-tone telephone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Questions will be taken in the order received. We do ask all participants to please utilize the handset for optimum sound quality. Please hold as we poll for questions.

Our first question is coming from Sanjay Shrestha of First Albany. Please go ahead, sir.

SANJAY SHRESTHA, FIRST ALBANY: Hey, guys. How are you? First of all, congratulations on the phenomenal deal here.

WILLIAM P. LYONS: Thanks, Sanjay.

JOSEPH P. DWYER: Thanks, Sanjay.

SANJAY SHRESTHA: A quick question here, it sounds like it is pretty much a done deal, approved by both of the boards. Is there any sort of an over-hang that could actually postpone the deal or anything that you guys are worried about at this point.

WILLIAM P. LYONS: It’s subject to just the usual regulatory approvals that we have to have.

SANJAY SHRESTHA: OK.

WILLIAM P. LYONS: And the specifics of the transaction will be outlined in the 8-K file later on today.

SANJAY SHRESTHA: OK.

WILLIAM P. LYONS: This will include the merger agreement.

SANJAY SHRESTHA: OK, but other than that, everything’s good to go. Right?

WILLIAM P. LYONS: Right.

SANJAY SHRESTHA: And that’s it.

OPERATOR: Once again, ladies and gentlemen, the floor is open for your questions. If you do have a question or a comment, please press one, followed by four on your touch-tone telephone at this time.

Our next question is coming from Mark Ort of Glazer Capital. Please go ahead.

MARK ORT, GLAZER CAPITAL: Wanted to know if there were any balance sheet or income statement type conditions. In other words, conditions that relate to the performance of the company prior to the close that would possibly stand in the way of closing the acquisition or the tender.

WILLIAM P. LYONS: There’s – as Joe said, there’s the usual customary provisions that will be in the 8K. There’s nothing similar to what you’re suggesting.

MARK ORT: Yes. Something that – how about, like, the cash balance – is there a minimum cash balance or a working capital requirement?

JOSEPH P. DWYER: No, not that …

WILLIAM P. LYONS: No, there is not.

MARK ORT: OK. So, no walk-aways other than standard material adverse change.

JOSEPH P. DWYER: Anything that’s – any termination provisions will be outlined in the agreement. You can read those. They’ll be available within couple of hours.

MARK ORT: OK. Thank you.

WILLIAM P. LYONS: You’re welcome, Mark.

OPERATOR: Thank you.

Our next question is coming from ST Tallapragada of Caphay Financial.

ST TALLAPRAGADA, CAPHAY FINANCIAL: Yes, hi and congratulations. I just wanted to know if there any clauses in the agreement which would relate to any foreign calamity or a war situation that we may have that would provide an out.

JOSEPH P. DWYER: Again, I think, any of the outs you can – I’ll refer to you the 8K. That will be available later today.

WILLIAM P. LYONS: It’s better than for us to try to summarize them for you to read them specifically. They’re clearly outlined in the merger agreement.

ST TALLAPRAGADA: Great. Thank you.

OPERATOR: Thank you.

Our next question is coming from Michael Hess of Hess Investments.

MICHAEL HESS, HESS INVESTMENTS: Congratulations on the transaction.

WILLIAM P. LYONS: Thank you, Michael.

MICHAEL HESS: I was just calling to find out what the overlap is like between the companies for a anti-trust perspective.

WILLIAM P. LYONS: Actually, there’s virtually no product overlap between the two companies. The market size is large. And we’re a small – we’re a larger player, but small percentage-wise in this state. So we’re not – you know, this afternoon – it’s up, of course, to the government to decide, but we are hopeful that there won’t be any issues in this regard.

The energy segment is an extremely small segment for SunGard.

MICHAEL HESS: Thank you.

OPERATOR: Thank you.

Once again as a reminder, ladies and gentlemen, please press one followed by four to register your question at this time.

Ladies and gentlemen, I’m showing no questions in queue.

WILLIAM P. LYONS: Does – listen everybody. Thank you very much. We’re very excited about this transaction here at Caminus, and we think that this will be a terrific place for Caminus going forward, partnering with SunGard. It strengthens our offerings as we go forward into this energy segment.

We appreciate your time, and we’ll talk to you in the future. Thanks.

OPERATOR: Thank you, ladies and gentlemen. That concludes our conference call for today. You may all disconnect, and thank you for your participation.

END

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